Exhibit 99.2

Consolidated Financial Statements
December 31, 2019 and 2018
(Expressed in thousands of U.S. dollars)

Management’s Responsibility for Financial Reporting

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. Where appropriate, the financial information, including Consolidated Financial Statements, reflects amounts based on management’s best estimates and judgements. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the Annual Report is consistent with that disclosed in the Consolidated Financial Statements.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013) in Internal Control - Integrated Framework. Based on this assessment, management determined that as of December 31, 2019, the Company’s internal control over financial reporting was effective and provided reasonable assurance of the reliability of our financial reporting and preparation of the Consolidated Financial Statements.
KPMG LLP, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2019 in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed their opinion in their report titled “Report of Independent Registered Public Accounting Firm”. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has also been audited by KPMG LLP, and their opinion is included in their report titled “Report of Independent Registered Public Accounting Firm”.

(Signed) George Burns                    (Signed) Philip Yee

George Burns                        Philip Yee
President & Chief Executive Officer            Chief Financial Officer

February 20, 2020
Vancouver, British Columbia, Canada

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Eldorado Gold Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Eldorado Gold Corporation (the Company) as of December 31, 2019 and December 31, 2018, the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the years in the two‑year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”, and our report dated February 20, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 5 to the consolidated financial statements, the Company has changed its accounting policy for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Eldorado Gold Corporation

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of the recoverable amounts of the Kisladag and Olympias cash generating units
As discussed in Notes 3.7 and 12 to the consolidated financial statements, the Company determined there were indicators of potential reversal of impairment associated with the Kisladag cash generating unit (CGU) and indicators of potential impairment associated with the Olympias CGU. When an indicator of impairment or reversal of impairment exists, the Company is required to determine the recoverable amount of the CGU to determine whether an impairment or reversal of impairment should be recognized. Based on the outcome of the impairment and reversal of impairment testing performed, the Company recorded a reversal of impairment of property, plant and equipment of $100.5 million related to the Kisladag CGU as of December 31, 2019 and determined that there was no impairment of the Olympias CGU as of December 31, 2019.
We identified the assessment of the recoverable amounts for each of the Kisladag and Olympias CGUs to be a critical audit matter because the inputs used to estimate the recoverable amounts were challenging to audit. Significant assumptions used in the determination of the recoverable amounts included long-term metal prices, production levels, operating and capital costs, tax costs, discount rates, the conversion factors of resources and exploration potential to proven and probable reserves and the fair value per contained ounce of resources and exploration potential beyond proven and probable reserves.

Eldorado Gold Corporation

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s determination of the significant assumptions noted above used to estimate the recoverable amount of the respective CGUs. We evaluated the competence, experience and objectivity of the qualified persons responsible for the mineral reserves and resources estimates, the determination of the conversion factors of resources and exploration potential to proven and probable reserves, and the updated mine plans. We compared the projected production information in the valuation models to the respective mine plans and to the updated mineral reserves and resources estimates. We compared the Company’s historical estimates of mineral reserves and resources, mine plans and operating results to actual results to assess the Company’s historical forecasts. We compared projected metal prices used in the valuation models to consensus forecasts. We also compared projected operating and capital costs in the valuation models to the mine plans and to historical expenditures. We involved a valuations professional with specialized skills and knowledge, who assisted in assessing the projected metal prices, discount rates, and the fair value per contained ounce of resources and exploration potential beyond proven and probable reserves used in the valuation models by evaluating the Company’s approach to determining these amounts and comparing them to independent market data where available. We also involved a tax professional with specialized skills and knowledge, who assisted in evaluating the projected amount and timing of potential tax payments included in the valuation models by considering the tax attributes and rates in each jurisdiction being tested.

KPMG LLP (Signed)

Chartered Professional Accountants

We have served as the Company’s auditor since 2009.

Vancouver, Canada
February 20, 2020

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca
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Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Eldorado Gold Corporation
Opinion on Internal Control over Financial Reporting
We have audited Eldorado Gold Corporation’s (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and December 31, 2018, the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated February 20, 2020 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Discussion and Analysis - Internal Controls over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Eldorado Gold Corporation

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP (Signed)

Chartered Professional Accountants

Vancouver, Canada
February 20, 2020

Eldorado Gold Corporation
Consolidated Statements of Financial Position
As at December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars)

	Note	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	6	$177,742	$286,312
Term deposits		3,275	6,646
Restricted cash	7	20	296
Marketable securities		3,828	2,572
Accounts receivable and other	8	75,290	80,987
Inventories	9	163,234	137,885
Assets held for sale	32	12,471	—
		435,860	514,698
Restricted cash	7	3,080	13,449
Other assets	10	22,943	10,592
Employee benefit plan assets	18	6,244	9,120
Property, plant and equipment	12	4,088,202	3,988,476
Goodwill	13	92,591	92,591
		$4,648,920	$4,628,926
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	15	$139,104	$137,900
Current portion of lease liabilities		9,913	2,978
Current portion of debt	16	66,667	—
Current portion of asset retirement obligations	17	1,782	824
Liabilities associated with assets held for sale	32	4,257	—
		221,723	141,702
Debt	16	413,065	595,977
Lease liabilities		15,143	6,538
Employee benefit plan obligations	18	18,224	14,375
Asset retirement obligations	17	94,235	93,319
Deferred income tax liabilities	20	412,717	429,929
		1,175,107	1,281,840
Equity
Share capital	21	3,054,563	3,007,924
Treasury stock		(8,662)	(10,104)
Contributed surplus		2,627,441	2,620,799
Accumulated other comprehensive loss		(28,966)	(24,494)
Deficit		(2,229,867)	(2,310,453)
Total equity attributable to shareholders of the Company		3,414,509	3,283,672
Attributable to non-controlling interests		59,304	63,414
		3,473,813	3,347,086
		$4,648,920	$4,628,926

Debt, Guarantees, Commitments and Contractual Obligations (Notes 16, 25)
Contingencies (Note 26)

Approved on behalf of the Board of Directors

(signed) John Webster Director         (signed) George Burns Director

Date of approval: February 20, 2020

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Operations
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars except share and per share amounts)

	Note	Year ended December 31, 2019	Year ended December 31, 2018
Revenue
Metal sales	29	$617,823	$459,016

Cost of sales
Production costs	30	334,839	269,445
Depreciation and amortization		153,118	105,732
		487,957	375,177

Earnings from mine operations		129,866	83,839

Exploration and evaluation expenses		14,643	33,842
Mine standby costs		17,334	16,510
General and administrative expenses		29,180	46,806
Employee benefit plan expense	18	2,717	3,555
Share-based payments expense	22	10,396	6,989
Impairment (reversal of impairment)	12	(96,914)	447,808
Write-down of assets		6,298	1,528
Foreign exchange (gain) loss		(625)	3,574
Earnings (loss) from operations		146,837	(476,773)

Other income	19	11,885	16,281
Finance costs	19	(45,266)	(5,637)

Earnings (loss) from operations before income tax		113,456	(466,129)
Income tax expense (recovery)	20	39,771	(86,498)
Net earnings (loss) for the year		$73,685	$(379,631)

Attributable to:
Shareholders of the Company		80,586	(361,884)
Non-controlling interests		(6,901)	(17,747)
Net earnings (loss) for the year		$73,685	$(379,631)

Weighted average number of shares outstanding (thousands)	31
Basic		158,856	158,509
Diluted		161,539	158,509

Net earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share		$0.51	$(2.28)
Diluted earnings (loss) per share		$0.50	$(2.28)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars)

	Note	Year ended December 31, 2019	Year ended December 31, 2018

Net earnings (loss) for the year		$73,685	$(379,631)
Other comprehensive income (loss):
Items that will not be reclassified to earnings (loss):
Change in fair value of investments in equity securities		1,256	(2,306)
Actuarial losses on employee benefit plans	18	(6,361)	(1,197)
Income tax recovery on actuarial losses on employee benefit plans		633	359
		(4,472)	(3,144)
Total comprehensive income (loss) for the year		$69,213	$(382,775)

Attributable to:
Shareholders of the Company		76,114	(365,028)
Non-controlling interests		(6,901)	(17,747)
		$69,213	$(382,775)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars)

Cash flows generated from (used in):	Note	Year ended December 31, 2019	Year ended December 31, 2018

Operating activities
Net earnings (loss) for the year		$73,685	$(379,631)
Items not affecting cash:
Depreciation and amortization		155,331	105,732
Finance costs		45,266	5,637
Interest income		(2,760)	(7,727)
Unrealized foreign exchange (gain) loss		(790)	704
Income from royalty sale		(8,075)	—
Income tax expense (recovery)		39,771	(86,498)
Impairment (reversal of impairment)	12	(96,914)	447,808
Write-down of assets		6,298	1,528
Share based payments expense		10,396	6,989
Employment benefit plan expense		2,717	3,555
		224,925	98,097
Property reclamation payments		(2,807)	(5,536)
Employee benefit plan payments		(2,587)	(2,299)
Income taxes paid		(36,242)	(36,879)
Interest paid		(35,479)	—
Interest received		2,760	7,727
Changes in non-cash working capital	23	15,256	6,428
Net cash generated from operating activities		165,826	67,538

Investing activities
Purchase of property, plant and equipment		(214,505)	(231,674)
Capitalized interest paid		(3,848)	(36,750)
Proceeds from the sale of property, plant and equipment		6,605	7,882
Proceeds on pre-commercial production sales, net	12	12,159	6,472
Purchase of investment in associate		(3,107)	—
Proceeds from sale of mining interest		1,397	—
Value added taxes related to mineral property expenditures, net		(1,590)	(1,261)
Decrease (increase) in term deposits		3,371	(1,138)
Decrease (increase) in restricted cash		10,644	(928)
Net cash used in investing activities		(188,874)	(257,397)

Financing activities
Issuance of common shares for cash		40,066	—
Contributions from non-controlling interests		2,791	—
Proceeds from borrowings		494,000	—
Repayments from borrowings		(600,000)	—
Loan financing costs		(15,583)	—
Principal portion of lease liabilities		(6,729)	(1,222)
Purchase of treasury stock		—	(2,108)
Net cash used in financing activities		(85,455)	(3,330)

Net decrease in cash and cash equivalents		(108,503)	(193,189)
Cash and cash equivalents - beginning of year		286,312	479,501
Cash in disposal group held for sale		(67)	—
Cash and cash equivalents - end of year		$177,742	$286,312

Supplementary cash flow information (Note 23)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Changes in Equity
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars)

	Note	Year ended December 31, 2019	Year ended December 31, 2018
Share capital
Balance beginning of year		$3,007,924	$3,007,924
Shares issued upon exercise of share options, for cash		265	—
Transfer of contributed surplus on exercise of options		103	—
Shares issued to the public, net of share issuance costs		46,271	—
Balance end of year	21	$3,054,563	$3,007,924

Treasury stock
Balance beginning of year		$(10,104)	$(11,056)
Purchase of treasury stock		—	(2,108)
Shares redeemed upon exercise of restricted share units		1,442	3,060
Balance end of year		$(8,662)	$(10,104)

Contributed surplus
Balance beginning of year		$2,620,799	$2,616,593
Share based payment arrangements		8,187	7,266
Shares redeemed upon exercise of restricted share units		(1,442)	(3,060)
Transfer to share capital on exercise of options		(103)	—
Balance end of year		$2,627,441	$2,620,799

Accumulated other comprehensive loss
Balance beginning of year		$(24,494)	$(21,350)
Other comprehensive loss for the year		(4,472)	(3,144)
Balance end of year		$(28,966)	$(24,494)

Deficit
Balance beginning of year		$(2,310,453)	$(1,948,569)
Earnings (loss) attributable to shareholders of the Company		80,586	(361,884)
Balance end of year		$(2,229,867)	$(2,310,453)
Total equity attributable to shareholders of the Company		$3,414,509	$3,283,672

Non-controlling interests
Balance beginning of year		$63,414	$79,940
Loss attributable to non-controlling interests		(6,901)	(17,747)
Contributions from non-controlling interests		2,791	1,221
Balance end of year		$59,304	$63,414
Total equity		$3,473,813	$3,347,086

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkey, Canada, Greece, Romania and Brazil.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated in the province of British Columbia, Canada.
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
These consolidated financial statements, including comparatives, have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies applied in these consolidated financial statements are presented in note 3 and, except as described in note 5, have been applied consistently to all years presented, unless otherwise noted.
Certain prior period balances have been reclassified to conform to current period presentation.
The consolidated financial statements were approved by the Company's Board of Directors on February 20, 2020.
The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value.
The preparation of the consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

3. Significant accounting policies
3.1 Basis of presentation and principles of consolidation

(i)	Subsidiaries and business combinations
Subsidiaries are those entities controlled by Eldorado. Control exists when Eldorado is exposed to, or has rights, to variable returns from the subsidiary and has the ability to affect those returns through its power over the subsidiary. Power is defined as existing rights that give the Company the ability to direct the relevant activities of the subsidiary. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation.
The acquisition method of accounting is used to account for business acquisitions. The cost of an acquisition is measured at the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of exchange.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.
The excess of the cost of acquisition over the fair value of Eldorado’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain, is recognized directly in the consolidated statement of operations.

(1)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.
The material subsidiaries of the Company as at December 31, 2019 are described below:

Subsidiary	Location	Ownership interest	Operations and development projects owned

Tüprag Metal Madencilik Sanayi ve Ticaret AS ("Tüprag")	Turkey	100%	Kişladağ Mine Efemçukuru Mine
Hellas Gold SA ("Hellas")	Greece	95%	Olympias Mine Stratoni Mine Skouries Project
Integra Gold Corporation	Canada	100%	Lamaque Mine
Thracean Gold Mining SA	Greece	100%	Perama Hill Project
Thrace Minerals SA	Greece	100%	Sapes Project
Unamgen Mineração e Metalurgia SA	Brazil	100%	Vila Nova Iron Ore Mine
Brazauro Recursos Minerais SA ("Brazauro")	Brazil	100%	Tocantinzinho Project
Deva Gold SA ("Deva")	Romania	80.5%	Certej Project

(ii)	Discontinued operations
A discontinued operation is a component of the Company’s business that represents a separate major line of business or geographical area of operations that has been disposed of, has been abandoned or meets the criteria to be classified as held for sale.
Discontinued operations are presented in the consolidated statement of operations as a separate line.
(iii) Assets held for sale
Assets and businesses classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and gains or losses on subsequent remeasurements are included in the consolidated statement of operations. No depreciation is charged on assets and businesses classified as held for sale.
Assets and businesses are classified as held for sale if their carrying amount will be recovered or settled principally through a sale transaction rather than through continuing use. The asset or business must be available for immediate sale and the sale must be highly probable within one year.
(iv)  Investments in associates
Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies of those entities. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.
Associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The consolidated financial statements include Eldorado’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence commences until the date that significant influence ceases.
When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation to make, or has made, payments on behalf of the investee.

(2)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
At each statement of financial position date, each investment in associates is assessed for indicators of impairment.
(v)  Transactions with non-controlling interests
For purchases from non-controlling interests, the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
Eldorado treats transactions in the ordinary course of business with non-controlling interests as transactions with third parties.
(vi) Transactions eliminated on consolidation
Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such transactions, are eliminated in preparing the consolidated financial statements.
3.2 Foreign currency translation

(i)	Functional and presentation currency
Items included in the financial statements of each of Eldorado’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency, as well as the functional currency of all significant subsidiaries.

(ii)	Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statement of operations.
3.3 Property, plant and equipment

(i)	Cost and valuation
Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the consolidated statement of operations.

(ii)	Property, plant and equipment
Property, plant and equipment includes expenditures incurred on properties under development, significant payments related to the acquisition of land, mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management, including capitalized borrowing costs for qualifying assets.

(iii)	Deferred stripping costs
Stripping costs incurred during the production phase of a mine are considered production costs and included in the cost of inventory produced during the period in which the stripping costs are incurred, unless the stripping activity can be shown to provide access to additional mineral reserves, in which case the stripping costs are capitalized. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping). Capitalized stripping costs are amortized on a unit-of-production basis over the proven and probable reserves to which they relate.

(3)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)

(iv)	Depreciation
Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units-of-production method calculated based on proven and probable reserves.
Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit’s estimated life using the units-of-production method calculated based on proven and probable reserves related to each pit.
Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful lives of the assets.
Where components of an asset have a different useful life and the cost of the component is significant to the total cost of the asset, depreciation is calculated on each separate component.
Depreciation methods, useful lives and residual values are reviewed at the end of each year and adjusted if appropriate.

(v)	Subsequent costs
Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized and the carrying value of the replaced asset or part of an asset is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized. All other expenditures are expensed as incurred.

(vi)	Borrowing costs
Borrowing costs are expensed as incurred except where they are attributable to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its iintended use are complete. Interest is ceased to be capitalized during periods of prolonged suspension of construction or development. Borrowing costs are classified as cash outflows from operating activities on the statement of cash flows except for borrowing costs capitalized which are classified as investing activities.
Investment income arising on the temporary investment of proceeds from borrowings is offset against borrowing costs being capitalized.

(vii)	Mine standby costs and restructuring costs
Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs incurred during temporary shutdowns of a mine or a development project.
3.4 Leases
A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and is adjusted for certain remeasurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. Right-of-use assets are presented in property, plant and equipment on the statement of financial position.

(4)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company applies judgement to determine the lease term for some lease contracts which contain renewal options.
The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets, leases with lease terms that are less than 12 months and arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. Lease payments associated with these arrangements are instead recognized as an expense over the term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit. The Company applies judgement in determining whether an arrangement grants the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land.
3.5 Exploration, evaluation and development expenditures

(i)	Exploration
Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licences, prospecting, sampling, mapping, diamond drilling and other work involved in searching for mineral deposits. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licences which are capitalized.

(ii)	Evaluation
Evaluation expenditures reflect costs incurred at projects related to establishing the technical and commercial viability of mineral deposits identified through exploration or acquired through a business combination or asset acquisition.
Evaluation expenditures include the cost of:

▪
establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities for an ore body that is classified as either a mineral resource or a proven and probable reserve;

▪	determining the optimal methods of extraction and metallurgical and treatment processes;

▪	studies related to surveying, transportation and infrastructure requirements;

▪	permitting activities; and

▪	economic evaluations to determine whether development of the mineralized material is commercially viable, including scoping, prefeasibility and final feasibility studies.
Evaluation expenditures are capitalized if management determines that there is evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected that the technical feasibility and commercial viability of extraction of the mineral resource can be demonstrated considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

▪	There is a probable future benefit that will contribute to future cash inflows;

▪	The Company can obtain the benefit and control access to it; and

▪	The transaction or event giving rise to the benefit has already occurred.

(5)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
The evaluation phase is complete once technical feasibility of the extraction of the mineral deposit has been determined through preparation of a reserve and resource statement, including a mining plan as well as receipt of required permits and approval of the Board of Directors to proceed with development of the mine. On such date, capitalized evaluation costs are assessed for impairment and reclassified to development costs.

(iii)	Development
Development expenditures are those that are incurred during the phase of preparing a mineral deposit for extraction and processing. These include pre-stripping costs and underground development costs to gain access to the ore that is suitable for sustaining commercial mining, preparing land, construction of plant, equipment and buildings and costs of commissioning the mine and processing facilities. It also includes proceeds received from pre-commercial production.
Expenditures incurred on development projects continue to be capitalized until the mine and mill move into the production stage. The Company assesses each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant or its location. Various relevant criteria are considered to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. The criteria considered include, but are not limited to, the following:

▪	the level of capital expenditures compared to construction cost estimates;

▪	the completion of a reasonable period of testing of mine plant and equipment;

▪	the ability to produce minerals in saleable form (within specification); and

▪	the ability to sustain ongoing production of minerals.
If the factors that impact the technical feasibility and commercial viability of a project change and no longer support the probability of generating positive economic returns in the future, expenditures will no longer be capitalized and the capitalized development costs will be assessed for impairment.
3.6 Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net assets of the acquired business at the date of acquisition. When the excess is negative (negative goodwill), it is recognized immediately in income. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the consolidated financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced companies and tested for impairment as part of the overall investment.
Goodwill is carried at cost less accumulated impairment losses and tested annually for impairment. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it may be impaired. Impairment losses on goodwill are not reversed.
Goodwill is allocated to cash-generating units (“CGUs") for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more CGUs to which goodwill has been allocated changes due to a reorganization, the goodwill is reallocated to the units affected.
3.7 Impairment of non-financial assets
Non-financial assets which include property, plant and equipment and goodwill are reviewed each reporting period for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indicators exist, the Company determines the recoverable amount, and if applicable, recognizes an impairment loss.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal ("FVLCD") and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs.

(6)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU based on the detailed mine and/or production plans. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
FVLCD is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, FVLCD is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate.
Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item of mineral property and equipment or CGU is no longer impaired. An impairment charge is reversed through the consolidated statement of operations only to the extent of the asset’s or CGU’s carrying amount that would have been determined net of applicable depreciation, had no impairment loss been recognized.
3.8 Financial assets

(i)	Classification and measurement
The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
The classification of investments in debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Investments in debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.
Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVTOCI.
(a) Financial assets at FVTPL
Financial assets carried as FVTPL are initially recorded at fair value with all transaction costs expensed in the consolidated statement of operations. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the consolidated statement of operations in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.
(b) Financial assets at FVTOCI
Investments in equity instruments as FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss). There is no subsequent reclassification of fair value gains and losses to net earnings (loss) following the derecognition of the investment.
(c) Financial assets at amortized cost
Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any provisions for credit losses.

(7)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)

(ii)	Impairment of financial assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.
(iii) Derecognition of financial assets
Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the consolidated statement of operations. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).
3.9 Derivative financial instruments and hedging activities
Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are remeasured at their fair value. Derivatives embedded in financial liability contracts are recognized separately if they are not closely related to the host contract. Derivatives, including embedded derivatives from financial liability contracts, are recorded on the statement of financial position at fair value and the unrealized gains and losses are recognized in the consolidated statement of operations. The method of recognising any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the consolidated statement of operations.
(i) Fair value hedge
Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of operations, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.
(ii) Cash flow hedge
The effective portions of changes in the fair values of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to any ineffective portion is recognized immediately in the consolidated statement of operations.
Amounts accumulated in the hedge reserve are recycled in the consolidated statement of operations in the periods when the hedged items will affect net earnings (loss) (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are included in the initial measurement of the cost of the asset or liability.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognized when the forecast transaction is ultimately recognized in the consolidated statement of operations. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income (loss) is immediately transferred to the consolidated statement of operations.
The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these consolidated financial statements.

(8)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
3.10 Inventories
Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

(i)
Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, gold concentrate, other metal concentrate, iron ore stockpile awaiting shipment, doré awaiting refinement and unsold bullion. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of mineral property, plant and equipment.

Inventory costs are charged to production costs on the basis of quantity of metal sold. At operations where the ore extracted contains significant amounts of metals other than gold, primarily silver, lead and zinc, cost is allocated between the joint products. The Company regularly evaluates and refines estimates used in determining the costs charged to production costs and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.
Net realizable value is the estimated selling price, less the estimated costs of completion and selling expenses. A write-down is recorded when the carrying value of inventory is higher than its net realizable value.

(ii)
Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realizable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.

3.11 Trade receivables
Trade receivables are amounts due from customers for the sale of bullion and metals in concentrate in the ordinary course of business.
Trade receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest rate method. Trade receivables are recorded net of lifetime expected credit losses.
Settlement receivables arise from the sale of metals in concentrate where the amount receivable is finalized on settlement date based on the underlying commodity price. Settlement receivables are classified as fair value through profit and loss and are recorded at each reporting period at fair value based on forward metal prices. Changes in fair value of settlements receivable are recorded in revenue.
3.12 Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held with banks and other short-term highly liquid investments with maturities at the date of acquisition of three months or less.
3.13 Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction of shareholders’ equity.
3.14 Trade payables
Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers.
Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

(9)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
3.15 Debt and borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost, calculated using the effective interest method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of operations over the period of the borrowings using the effective interest method.
Fees paid on the establishment of loan facilities and other borrowings are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility and other borrowings will be drawn down. In this case, the fee is deferred until the draw-down occurs at which time, these transaction costs are included in the carrying value of the amount drawn on the facility and amortized using the effective interest rate method. To the extent there is no evidence that it is probable that some or all of the facility and borrowings will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period the loan facility to which it relates is available to the Company.
3.16 Current and deferred income tax
Income tax expense comprises current and deferred tax. Income tax expense is recognized in the consolidated statement of operations except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.
Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is not recorded if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss or on temporary differences relating to the investment in subsidiaries to the extent that they will not reverse in the foreseeable future. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
3.17 Employee benefits

(i)	Defined benefit plans
Certain employees have entitlements under Company pension plans which are defined benefit pension plans. For defined benefit plans, the level of benefit provided is based on the length of service and earnings of the person entitled.
The cost of the defined benefit plan is determined using the projected unit credit method. The related pension liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the statement of financial position date less the fair value of plan assets.
The Company obtains actuarial valuations for defined benefit plans for each statement of financial position date. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based on best estimates, including rate of salary escalation and expected retirement dates of employees. The discount rate is based on high quality bond yields. The assumption used to determine the interest income on plan assets is equal to the discount rate.

(10)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income without recycling to the consolidated statement of operations in subsequent periods. Current service cost, the vested element of any past service cost, the interest income on plan assets and the interest arising on the pension liability are included in the consolidated statement of operations.
Past service costs are recognized immediately to the extent the benefits are vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

(ii)	Defined contribution plans
The Company’s contributions to defined contribution plans are charged to the consolidated statement of operations in the period to which the contributions relate.

(iii)	Termination benefits
Eldorado recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(iv)	Short-term benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
3.18 Share-based payment arrangements
The Company applies the fair value method of accounting for all stock option awards, deferred share units and equity settled restricted share units and performance share units. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined using the Black-Scholes option pricing model. For equity settled restricted share units, compensation expense is recognized based on the quoted market value of the shares. For equity settled performance share units with market based vesting conditions, compensation expense is recognized based on the fair value of the share units on the date of grant which is based on the forward price of the Company's shares and an index consisting of global gold-based securities.
The fair value of the options, restricted share units and performance share units are expensed over the vesting period of the awards with a corresponding increase in equity. No expense is recognized for awards that do not ultimately vest. Deferred share units are liability awards settled in cash accounted for at the quoted market price at the grant date and the corresponding liability is marked to market at each subsequent reporting date.
3.19 Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. They are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.
Asset retirement obligations
A provision is made for mine restoration and rehabilitation when an obligation is incurred. The provision is recognized as a liability with a corresponding asset recognized in relation to the mine site. At each reporting date the asset retirement obligation is remeasured in line with changes in discount rates, and timing or amount of the costs to be incurred.

(11)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
The provision recognized represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of asset retirement obligations. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory frameworks, the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activities.
These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognized in the consolidated statement of financial position by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.
3.20 Revenue recognition
Revenue is generated from the sale of bullion and metals in concentrate. The Company produces doré, gold concentrate and other metal concentrates. The Company’s performance obligations relate primarily to the delivery of these products to customers, with each shipment representing a separate performance obligation.
Revenue from the sale of bullion and metals in concentrates is measured based on the consideration specified in the contract with the customer. The Company recognizes revenue when it transfers control of the product to the customer, and has a present right to payment for the product.
(i) Metals in concentrate
Control over metals in concentrates is transferred to the customer and revenue is recognized when the product is considered to be physically delivered to the customer under the terms of the customer contract. This is typically when the concentrate has been placed on board a vessel for shipment, or delivered to a location specified by the customer.
Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale (the “quotational period”). Revenue from concentrate sales is recorded based on the estimated amounts to be received, based on the respective metals forward price at the expected settlement date. Adjustments are made to settlements receivable in subsequent periods based on fluctuations in the forward prices until the date of final metal pricing. These subsequent changes in the fair value of the settlements receivable are recorded in revenue separate from revenue from contracts with customers.
Provisional invoices for metals in concentrate sales are typically issued shortly after or on the passage of control of the product to the customer and the Company receives 90 - 95% of the provisional invoice at that time. Additional invoices are issued as final product weights and assays are determined over the quotational period. Provisionally invoiced amounts are generally collected promptly.
(ii) Metals in doré
The Company sells doré directly to refiners, or, refiners may receive doré from the Company to refine the materials on the Company’s behalf and arrange for sale of the refined metal.
In the Turkey segment, refined metals are sold at spot prices on the Precious Metal Market of the Borsa Istanbul. Sales proceeds are collected within several days of the completion of the sale transaction. Control over the refined gold or silver produced from doré is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account on the Precious Metal Market of the Borsa Istanbul.
In the Canada segment, doré and refined metals are sold at spot prices with sales proceeds collected within several days of the sales transaction. Control is typically transferred to the customer and revenue recognized upon delivery to a location specified by the customer.
3.21 Finance income and expenses
Finance income comprises interest income on funds invested (including financial assets carried at FVTPL) and changes in the fair value of financial assets at FVTPL. Interest income is recognized as it accrues in the consolidated statement of operations, using the effective interest method.

(12)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in the consolidated statement of operations using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.
3.22 Earnings (loss) per share
The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise share options, restricted share units and performance share units granted to employees.

4. Critical accounting estimates and judgements
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management assumptions, estimates and judgements include the valuation of property, plant and equipment and goodwill, estimated recoverable reserves and resources, inventory, current and deferred taxes, asset retirement obligations, commencement of commercial production and functional currency.
Actual results could differ from these estimates. Outlined below are some of the areas which require management to make significant judgements, estimates and assumptions.

(i)	Valuation of property, plant and equipment and goodwill
Property, plant and equipment and goodwill are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. Goodwill is tested at least annually.
Calculating the recoverable amount, including estimated FVLCD of CGUs for property, plant and equipment and goodwill, requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in the Company's life-of-mine (“LOM”) plans, long-term metal prices, foreign exchange rates, discount rates and estimates of the fair value of the exploration potential of mineral properties ("value beyond proven and probable").
Changes in any of the assumptions or estimates used in determining the recoverable amount could result in additional impairment or reversal of impairment recognized.
(ii) Estimated recoverable reserves and resources
Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the consolidated statement of operations and the carrying value of the asset retirement obligation.

(13)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

4. Critical accounting estimates and judgements (continued)
(iii) Inventory
The Company considers ore stacked on its leach pads and in process at its mines as work-in-process inventory and includes them in production costs based on ounces of gold or tonnes of concentrate sold, using the following assumptions in its estimates:

▪	the amount of gold and other metals estimated to be in the ore stacked on the leach pads;

▪	the amount of gold and other metals expected to be recovered from the leach pads;

▪	the amount of gold and other metals in the processing circuits;

▪	the amount of gold and other metals in concentrates; and

▪	the gold and other metal prices expect to be realized when sold.
If these estimates or assumptions are inaccurate, the Company could be required to write down the value it has recorded on its work-in-process inventories, which would reduce earnings and working capital. At December 31, 2019, the cost of inventory was below its net realizable value.
(iv) Asset retirement obligation
The asset retirement obligation provision represents management's best estimate of the present value of future cash outflows required to settle the liability which reflect estimates of future costs, inflation, requirements of the relevant legal and regulatory frameworks and the timing of restoration and rehabilitation activities. Estimated future cash outflows are discounted using a risk-free rate based on U.S. Treasury bond rates. Changes to asset retirement obligation estimates are recorded with a corresponding change to the related item of property, plant and equipment. Adjustments to the carrying amounts of related item of property, plant and equipment can result in a change to future depreciation expense.
(v) Current and deferred taxes
The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of the consolidated financial statements. Therefore, earnings in subsequent periods will be affected by the amount that estimates differ from the final tax returns.
Estimates of recoverability are required in assessing whether deferred tax assets and deferred tax liabilities are recognized on the consolidated statement of financial position. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled.
Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.
Judgement is also required in the application of income tax legislation. These estimates and judgements are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding increase or decrease to earnings or loss for the period.
(vi) Commencement of commercial production
Until a mining property is declared as being in the commercial production stage, all costs related to its development are capitalized. The determination of the date on which a mine enters the commercial production stage is a matter of judgement that impacts when capitalization of development costs ceases and recognition of revenues and depreciation of the mining property commences and is charged to the consolidated statement of operations.

(14)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

4. Critical accounting estimates and judgements (continued)
On March 31, 2019, the Company declared commercial production at the Lamaque mine, having reached certain milestones. Commercial production represents the point at which the group of assets were able to operate as intended by management. Upon declaring commercial production, Lamaque recognizes all revenue and costs in the consolidated statement of operations. Prior to March 31, 2019, costs incurred for construction, development and commissioning of the mine, net of pre-commercial sales, were recognized within mineral property in property, plant and equipment.
(vii) Functional currency
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

5. Adoption of new accounting standards
The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2019:
(i) IFRS 16 ‘Leases’
IFRS 16 introduces a single accounting model for lessees. The Company, as lessee, is required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The Company was permitted to elect to not apply IFRS 16 to leases with a term of less than 12 months, which election is made by the underlying class of assets to which the right-of-use asset relates, or leases where the underlying asset is of low value, which election is made on an asset by asset basis. The accounting treatment for lessors remains largely the same as under IAS 17 'Leases'.
The Company adopted this standard from January 1, 2019 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated.
Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4, ‘Determining Whether an Arrangement contains a Lease’. On adoption of IFRS 16, the Company now assesses whether a contract is or contains a lease based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. On transition to IFRS 16, the Company elected to apply the practical expedient permitted by the standard to grandfather the assessment of which transactions are leases. IFRS 16 was applied only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed using the definition of a lease under IFRS 16. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.
The Company leases various assets including equipment, offices and properties that had previously been classified as operating leases under IAS 17. On adoption of IFRS 16, liabilities for these leases were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 13.1%. The Company elected to measure the right-of-use assets for these leases at amounts equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments recognized in the statement of financial position on December 31, 2018.
On initial adoption, the Company used the following practical expedients as permitted by the standard when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

▪	Applied the exemption not to recognize right-of-use assets and liabilities for leases with low value.

▪	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining.

(15)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

5. Adoption of new accounting standards (continued)

▪
Applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases in a similar economic environment including the countries in which the right-of-use asset is located).

▪	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

▪	Used hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.
The Company also leases various equipment that had previously been classified as finance leases under IAS 17. For these finance leases, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.
The impact on transition is summarized below.

	December 31, 2018	IFRS 16 Adjustment	January 1, 2019

Lease assets presented in property, plant and equipment	$11,345	$9,379	$20,724
Lease liabilities – current	2,978	2,658	5,636
Lease liabilities – non-current	6,538	6,168	12,706
Accounts receivable and other	80,987	(553)	80,434

On adoption of IFRS 16, the Company excluded certain arrangements which management concluded were not within the scope of IFRS 16 because they are arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. A reconciliation of lease commitments previously reported and the amount of the lease liability recognized is as follows:

January 1, 2019

Operating lease commitments at December 31, 2018	$64,690
Exclusion of arrangements to explore for or use minerals	(53,186)
Leases with low value at January 1, 2019	(1,677)
Leases with less than 12 months of remaining lease term at January 1, 2019	(866)
Arrangements reassessed as leases	3,120
Effect of discounting using the incremental borrowing rate at January 1, 2019	(3,255)
Lease liabilities recognized as IFRS 16 adjustment at January 1, 2019	$8,826

(ii) IFRIC 23 'Uncertainty over Income Tax Treatments'
This interpretation sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. At January 1, 2019, the Company adopted this standard and there was no material impact on its consolidated financial statements.
(iii) New IFRS Pronouncements
Below are new standards, amendments to standards and interpretations that have been issued and are not yet effective. The Company plans to apply the new standards or interpretations in the annual period for which they are effective.

(16)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

5. Adoption of new accounting standards (continued)
Interest Rate Benchmark Reform
In September 2019, IASB has issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as interbank offered rates (IBOR). The first phase amendments is effective beginning January 1, 2020 and is focused on the impact to hedge accounting requirements. The Company does not expect a material impact on its consolidation financial statements from phase one of the amendments. The Company will continue to assess the effect of the second phase amendments related to the interest rate benchmark reform on its financial statements.
Conceptual Framework for Financial Reporting
In March 2018, the IASB revised the Conceptual Framework for financial reporting and is effective January 1, 2020. The Conceptual Framework sets out fundamental concepts for financial reporting and guides companies in developing accounting policies when no IFRS standard exists. The Conceptual Framework sets out the objective of general purpose financial reporting; the qualitative characteristics of useful financial information; a description of the reporting entity; definitions of an asset, a liability, equity, income and expenses and guidance on recognition and de-recognition criteria; measurement bases and guidance on when to use them; concepts and guidance on presentation and disclosure; and concepts relating to capital and capital maintenance. The Company is assessing the impact of the revised Conceptual Framework on its financial statements.

6. Cash and cash equivalents

	December 31, 2019	December 31, 2018

Cash	$173,801	$200,644
Short-term bank deposits	3,941	85,668
	$177,742	$286,312

7. Restricted cash

	December 31, 2019	December 31, 2018
Current:
Restricted cash deposits - Greece	$20	$296
	$20	$296
Non-current:
Restricted cash related to Letter of Guarantee - Greece	$—	$10,670
Environmental guarantee deposits and other	3,080	2,779
	$3,080	$13,449

Non-financial letters of credit to secure obligations in connection with the Company's operations as required by the Ministry of Environment and Energy and Climate Change ("MEECC") in Greece reduce the amount available under the senior secured revolving credit facility by corresponding amounts. Concurrent with the establishment of the senior secured credit facility in 2019, $10.7 million of restricted cash was released, which was previously held to secure these letters of credit.

(17)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

8. Accounts receivable and other

	December 31, 2019	December 31, 2018

Trade receivables	$35,107	$22,072
Value added tax and other taxes recoverable	17,658	34,791
Other receivables and advances	10,736	8,378
Prepaid expenses and deposits	11,789	15,746
	$75,290	$80,987

9. Inventories

	December 31, 2019	December 31, 2018

Ore stockpiles	$3,859	$1,620
In-process inventory and finished goods	81,282	59,974
Materials and supplies	78,093	76,291
	$163,234	$137,885

The cost of materials and supplies consumed during the year and included in production costs amounted to $321,138 (2018 – $259,813).
Charges of $632 and $1,894 were recognized in production costs and depreciation, respectively, during the year ended December 31, 2019 to reduce the cost of gold, lead and zinc concentrate inventory at Olympias and Stratoni to net realizable value (December 31, 2018 - $1,465 recognized in production costs).

10. Other assets

	December 31, 2019	December 31, 2018

Long-term value added tax and other taxes recoverable	$13,749	$6,668
Prepaid forestry fees	3,222	3,175
Prepaid loan costs (note 16(b))	2,865	749
Other assets	3,107	—
	$22,943	$10,592

(18)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

11. Non-controlling interests
The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests (“NCI”). The amounts disclosed for each subsidiary are based on those included in the consolidated financial statements before inter-company eliminations.

December 31, 2019	Hellas	Deva
NCI percentage	5%	19.5%

Current assets	$67,902	$1,867
Non-current assets	1,858,544	415,149
Current liabilities	(1,050,952)	(312)
Non-current liabilities	(405,318)	(294,493)
Net assets	$470,176	$122,211

Carrying amount of NCI	$13,362	$42,903

Cash flows (used in) generated from operating activities	$(215)	$(4,856)
Cash flows used in investing activities	(45,216)	(15)
Cash flows generated from (used in) financing activities	50,026	4,803
Net increase (decrease) in cash and cash equivalents	$4,595	$(68)

Revenue	$140,156	$—
Net loss and comprehensive loss	(107,758)	(6,494)
Net loss allocated to NCI	(5,388)	(1,266)
Dividends paid to NCI	—	—

December 31, 2018	Hellas	Deva
NCI percentage	5%	19.5%

Current assets	$78,308	$2,177
Non-current assets	1,846,952	414,330
Current liabilities	(191,936)	(536)
Non-current liabilities	(1,181,693)	(289,134)
Net assets	$551,631	$126,837

Carrying amount of NCI	$17,619	$44,169

Cash flows used in operating activities	$(66,135)	$(16,695)
Cash flows used in investing activities	(80,306)	(419)
Cash flows generated from financing activities	133,520	15,218
Net increase (decrease) in cash and cash equivalents	$(12,921)	$(1,896)

Revenue	$110,488	$—
Net loss and comprehensive loss	(298,272)	(14,100)
Net loss allocated to NCI	(14,913)	(2,750)
Dividends paid to NCI	—	—

Net loss allocated to NCI in the consolidated statement of operations includes $247 related to non-material subsidiaries (2018 – $84). The carrying value of the NCI related to non-material subsidiaries is $3,039 (2018 – $1,626).

(19)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

12. Property, plant and equipment

	Land and buildings	Plant and equipment	Capital works in progress	Mineral properties	Capitalized Evaluation	Total
Cost
Balance at January 1, 2018	$185,923	$1,531,640	$56,821	$4,485,599	$87,031	$6,347,014
Additions/transfers	6,203	119,712	1,646	193,550	6,202	327,313
Proceeds on pre-commercial production sales, net	—	(2,906)	—	(3,566)	—	(6,472)
Commercial production transfers (1)	387	458,976	53,858	(506,206)	—	7,015
Other movements/transfers	(240)	13,011	1,769	(200)	226	14,566
Disposals	(29)	(8,400)	—	(20)	—	(8,449)
Balance at December 31, 2018	$192,244	$2,112,033	$114,094	$4,169,157	$93,459	$6,680,987

Additions/transfers	$17,379	$85,929	$19,735	$68,794	$3,393	$195,230
IFRS 16 transition adjustment	7,555	1,734	90	—	—	9,379
Proceeds on pre-commercial production sales, net	—	—	—	(12,159)	—	(12,159)
Commercial production transfers (2)	27,070	92,791	—	(119,861)	—	—
(Impairment) reversal (note 32)	—	11,690	(15,268)	—	—	(3,578)
Write-down of assets	—	(1,979)	—	—	(16)	(1,995)
Other movements/transfers	(1,715)	33,335	(30,103)	(505)	(129)	883
Transfer to assets held for sale	—	(11,690)	—	—	—	(11,690)
Disposals	(22)	(4,455)	(737)	(2,421)	—	(7,635)
Balance at December 31, 2019	$242,511	$2,319,388	$87,811	$4,103,005	$96,707	$6,849,422

Accumulated depreciation
Balance at January 1, 2018	$(43,426)	$(786,050)	$(4,733)	$(1,285,408)	$—	$(2,119,617)
Depreciation for the year	(3,125)	(88,649)	—	(3,774)	—	(95,548)
Commercial production transfers (1)	—	(13,288)	—	—	—	(13,288)
Other movements	(1,060)	(15,485)	—	(346)	—	(16,891)
Impairment	(363)	(105,932)	—	(341,513)	—	(447,808)
Disposals	—	641	—	—	—	641
Balance at December 31, 2018	$(47,974)	$(1,008,763)	$(4,733)	$(1,631,041)	$—	$(2,692,511)

Depreciation for the year	$(10,605)	$(107,654)	$—	$(51,965)	$—	$(170,224)
Impairment reversal	—	90,825	—	9,667	—	100,492
Other movements	(206)	(1,049)	—	213	—	(1,042)
Disposals	7	2,058	—	—	—	2,065
Balance at December 31, 2019	$(58,778)	$(1,024,583)	$(4,733)	$(1,673,126)	$—	$(2,761,220)

Carrying amounts
At January 1, 2018	$142,497	$745,590	$52,088	$3,200,191	$87,031	$4,227,397
At December 31, 2018	144,270	1,103,270	109,361	2,538,116	93,459	3,988,476
Balance at December 31, 2019	$183,733	$1,294,805	$83,078	$2,429,879	$96,707	$4,088,202

(1)
Effective January 1, 2018, $506,206 of costs were transferred at Olympias from mineral properties and leases to relevant categories of property, plant and equipment upon commencement of commercial operations.

(2)
Effective March 31, 2019, $119,861 of costs were transferred at Lamaque from mineral properties and leases to relevant categories of property, plant and equipment upon commencement of commercial operations.

(20)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

12. Property, plant and equipment (continued)
The amount of capitalized interest during the year ended December 31, 2019 included in property, plant and equipment was $3,848 (2018 – $36,750).
In accordance with the Company’s accounting policies each CGU is assessed for indicators of impairment, from both external and internal sources, at the end of each reporting period. If such indicators of impairment exist for any CGUs, those CGUs are tested for impairment. The recoverable amounts of the Company’s CGUs are based primarily on the net present value of future cash flows expected to be derived from the CGUs. The recoverable amount used by the Company represents each CGU’s FVLCD, a Level 3 fair value measurement, as it was determined to be higher than value in use.
Determining the estimated fair values of each CGU requires management to use judgement in determining estimates and assumptions with respect to discount rates, exchange rates, future production levels including amount of recoverable reserves, resources and exploration potential, recovery rates and concentrate grades, mining methods, operating and capital costs, long-term metal prices and income taxes. Metal pricing assumptions were based on long-term consensus forecast pricing, and the discount rates were based on the Company’s internal weighted average cost of capital, adjusted for country risk. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.
(i) Kisladag
During the quarter ended September 30, 2018, the Company completed a feasibility study for a new mill at Kisladag which showed a transition in the mine plan, shortening the estimated useful life of the leach pad to 2020. Kisladag updated their production plan for the leach pad with additional drill data and as a result, the Company assessed the recoverable amounts of leach pad costs and related plant and equipment for the Kisladag leach pad assets as at September 30, 2018 using a value-in-use approach. As at September 30, 2018, the Company recorded an impairment charge to Kisladag leach pad costs and related plant and equipment of $117,570 ($94,056, net of deferred tax). Management determined that no further impairment or indicators of reversal of impairment were identified for the Kisladag CGU as at December 31, 2018.
During the quarter ended December 31, 2019, the Company completed testwork assessing metallurgical recoveries of deeper material from the pit over an extended leach cycle. A new production plan has been developed which utilizes the leach pad for the life of the Kisladag mine and no longer requires the construction of a mill. As a result, the Company recorded an impairment reversal to the Kisladag leach pad costs and related plant and equipment of $100,492 ($80,143, net of deferred tax) as at December 31, 2019. The resulting carrying value of the Kisladag leach pad costs and related plant and equipment represents the carrying value of these assets, net of depreciation, that would have been determined had the September 30, 2018 impairment not been recognized. There was an additional impairment recorded of $15,269 ($11,910, net of deferred tax) to write-off capitalized costs relating to the mill construction project.
As a result of the updated production plan and the decision to not advance with construction of a mill, the Company assessed the recoverable amounts of the Kisladag CGU as at December 31, 2019 using a FVLCD approach. The estimated recoverable amount of the Kisladag CGU exceeded its carrying amount as at December 31, 2019.
The key assumptions used for assessing the recoverable amount are reflected in the table below. Management used judgement in determining estimates and assumptions with respect to discount rates, exchange rates, future production levels including amount of recoverable reserves, resources and exploration potential, recovery rates and grades, mining methods, operating and capital costs, long-term metal prices and income taxes. Metal pricing assumptions were based on long-term consensus forecast pricing, and the discount rates were based on the Company's internal weighted average cost of capital, adjusted for country risk.

(21)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

12. Property, plant and equipment (continued)

	2019	2018
Gold price ($/oz)	$1,400	$1,250
Silver price ($/oz)	$18	$17
Discount rate	5.0%	6.5%
Average factor to convert contained mineral resource ounces outside of reserves to ounces used in value beyond proven and probable calculations	69%	32%
Fair value per contained ounce of resources and exploration potential beyond proven and probable reserves	$110	$50
(ii) Olympias
As at December 31, 2018, Management determined that continued jurisdictional risk with obtaining permits in Greece and the softening global market for the sale of concentrate indicated a potential impairment for Olympias. Using a FVLCD approach, the Company assessed the recoverable amount of the Olympias CGU as at December 31, 2018 and recorded an impairment charge to the Olympias CGU of $330,238 ($247,679, net of deferred tax).
As at December 31, 2019, Management determined that weaker-than-expected production at Olympias during 2019 and rising market rates for concentrate treatment charges indicated a potential impairment for Olympias. Using a FVLCD approach, the Company assessed the recoverable amount of the Olympias CGU at December 31, 2019. The estimated recoverable amount of the Olympias CGU exceeded its carrying amount as at December 31, 2019.
The key assumptions used for assessing the recoverable amount are reflected in the table below. Management used judgement in determining estimates and assumptions with respect to discount rates, exchange rates, future production levels including amount of recoverable reserves, resources and exploration potential, recovery rates and concentrate grades, mining methods, operating and capital costs, long-term metal prices and income taxes. Metal pricing assumptions were based on long-term consensus forecast pricing, and the discount rates were based on the Company's internal weighted average cost of capital, adjusted for country risk.

	2019	2018
Gold price ($/oz)	$1,400	$1,275 - 1,300
Silver price ($/oz)	$18	$17 - 18
Lead price ($/t)	$2,100	$2,200 - 2,300
Zinc price ($/t)	$2,400	$2,800 - 2,900
Discount rate	6.0%	7.0%
Average factor to convert contained mineral resource ounces outside of reserves to ounces used in value beyond proven and probable calculations	27%	27%
Fair value per contained ounce of resources and exploration potential beyond proven and probable reserves	$130	$100
The Olympias CGU remains sensitive to price changes of both gold and base metals. For the Olympias CGU, variables that would lead to an impairment include:
•A decrease in gold price of $100/oz.
•An increase in the discount rate of 1%
•An increase in operating costs of 10% or capital costs of 20%
Given the sensitivity of the estimated recoverable amount to a range of input factors and lack of indicators of reversal, no previous impairment charges recorded for the Olympias CGU have been reversed as at December 31, 2019.

(22)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

13. Goodwill
As a result of the purchase price allocation for the Integra acquisition, the Company recognized goodwill of $92,591 in 2017. As of December 31, 2019 all goodwill relates to Integra's Lamaque CGU.
Impairment tests for goodwill
Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may not be recoverable. Impairment is determined for goodwill by assessing the recoverable amount of each CGU or group of CGUs to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount including goodwill, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
The key assumptions used for assessing the recoverable amount of goodwill in the Lamaque CGU are reflected in the table below. Management used judgement in determining estimates and assumptions with respect to discount rates, exchange rates, future production levels including amount of recoverable reserves, resources and exploration potential, recovery rates and ore grades, mining methods, operating and capital costs, long-term metal prices and income taxes. Metal pricing assumptions were based on long-term consensus forecast pricing, and the discount rates were based on the Company's internal weighted average cost of capital, adjusted for country risk. Changes in any of the assumptions or estimates used in determining the fair values could impact the recoverable amount of goodwill analysis.

	2019	2018

Gold price ($/oz)	1,400	$1,275-1,300
Discount rate	5%	5%
Average factor to convert contained mineral resource ounces outside of reserves to ounces used in value beyond proven and probable calculations	30%	21%
Fair value per contained ounce of resources and exploration potential beyond proven and probable reserves	200	140

The estimated recoverable amount of the Lamaque CGU including goodwill exceeded its carrying amount as at December 31, 2019 by approximately $25 million. Impairment would result from a decrease in the gold price of $100 per ounce, or an increase in either operating or capital expenditures by 10%.

(23)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

14. Leases and right-of-use assets
As a lessee, the Company leases various assets including mobile mine equipment, office and properties. These right-of-use assets are presented as property, plant and equipment.

	Right-of-use Land and buildings	Right-of-use Plant and equipment and Capital works in progress	Total

Cost
Balance at December 31, 2018	$—	$11,345	$11,345
Initial adoption of IFRS 16	7,555	1,824	9,379
Additions	552	13,463	14,015
Disposals	—	(232)	(232)
Balance at December 31, 2019	$8,107	$26,400	$34,507

Accumulated Depreciation
Balance at December 31, 2018	$—	$—	$—
Depreciation for the year	(1,184)	(4,705)	(5,889)
Disposals	—	151	151
Balance at December 31, 2019	$(1,184)	$(4,554)	$(5,738)

Right-of-use assets, net carrying amount	$6,923	$21,846	$28,769

Interest expense on lease liabilities is disclosed in Note 19(b) and the cash payments for principal portion of lease liabilities is presented on the Consolidated Statement of Cash Flow.

15. Accounts payable and accrued liabilities

	December 31, 2019	December 31, 2018

Trade payables	$67,107	$38,969
Taxes payable	13,205	201
Accrued expenses	58,792	98,730
	$139,104	$137,900

(24)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

16. Debt

	December 31, 2019	December 31, 2018
Senior secured notes due 2024, net of unamortized discount and transaction costs of $13,806 (Note 16 (a))	$287,568	$—
Term loan, net of unamortized transaction costs of $2,239 (Note 16 (b))	197,761	—
Redemption option derivative asset (Note 16 (a))	(5,597)	—
Senior notes due 2020, net of unamortized discount and transaction costs of $4,023 (Note 16(c))	—	595,977
Total debt	$479,732	$595,977
Less: Current portion	66,667	—
Long-term portion	$413,065	$595,977

Reconciliation of debt arising from financing activities:

	Senior notes due 2024 and term loan	Senior notes due 2020
Debt balance at January 1, 2019	$—	$595,977
Financing cash flows related to debt:
Repayment of Senior notes due 2020	—	(600,000)
Proceeds from Senior secured notes due 2024, net of discount	294,000	—
Proceeds from term loan	200,000	—
Loan financing costs	(15,583)	—
Total financing cash flows related to debt	478,417	(600,000)
	$478,417	$(4,023)

Non-cash changes recorded in debt:
Amortization of deferred costs for Senior notes due 2020, and deferred costs expensed upon note redemption	—	4,023
Amortization of financing fees and discount relating to Senior notes due 2024 and Term loan	2,206	—
Change in fair value of redemption option derivative asset relating to Senior secured notes due 2024	(4,224)	—
Prepaid credit facility financing costs	3,333	—
Debt balance at December 31, 2019	$479,732	$—

(a) Senior Secured Second Lien Notes due 2024
On June 5, 2019, the Company completed an offering of $300 million senior secured second lien notes (the "senior secured notes”) at 98% of par value, with a coupon rate of 9.5% due June 1, 2024. The senior secured notes pay interest semi-annually on June 1 and December 1, beginning December 1, 2019. The Company received $287.1 million from the offering, which is net of the original issue discount of $6,000, commission payment and certain transaction costs paid to or on behalf of the lenders totaling $6,903. The debt is also presented net of transaction costs of $2,681 incurred directly by the Company in conjunction with the offering. The original discount, commission payment and transaction costs will be amortized over the term of the senior secured notes and included as finance costs. Net proceeds from the senior secured notes were used to redeem in part the Company’s outstanding $600 million 6.125% senior notes due December 15, 2020.

(25)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

16. Debt (continued)
The senior secured notes are secured on a second lien basis by a general security agreement from the Company by the Company’s real property in Canada and shares of SG Resources B.V., Tüprag Metal, Eldorado Gold (Greece) BV, Integra Gold Corp. and Integra Gold (Québec) Inc., all wholly owned subsidiaries of the Company.
The senior secured notes are redeemable by the Company in whole or in part, for cash:

i)
At any time prior to December 1, 2021 at a redemption price equal to the sum of 100% of the aggregate principal amount of the senior secured notes, plus accrued and unpaid interest, and plus a premium equal to (a) the greater of 1% of the principal amount of the senior secured notes to be redeemed and (b) the difference between (i) the outstanding principal amount of the senior secured notes to be redeemed and (ii) the present value of the redemption price of the senior secured notes on December 1, 2021 plus the remaining interest to December 1, 2021 discounted at the treasury yield plus 50 basis points.

ii)
At any time prior to December 1, 2021 up to 35% of the original principal amount of the senior secured notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 109.5% of the aggregate principal amount of the senior secured notes redeemed, plus accrued and unpaid interest.

iii)
On and after the dates provided below, at the redemption prices, expressed as a percentage of the principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the senior secured notes:

December 1, 2021                       107.125%
December 1, 2022 and thereafter       100.000%
The redemption features described above constitute an embedded derivative which was separately recognized at its fair value of $1,373 on initial recognition of the senior secured notes and recorded in other assets. The embedded derivative is classified as fair value through profit and loss. The change in fair value as at December 31, 2019 is $4,224.
The senior secured notes contain covenants that restrict, among other things, the ability of the Company to incur certain capital expenditures, distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at December 31, 2019.
The fair market value of the senior secured notes as at December 31, 2019 is $324 million.
(b) Senior Secured Credit Facility
In November 2012, the Company entered into a $375 million revolving credit facility with a syndicate of banks. The credit facility was amended and restated in June 2016 (the "amended and restated credit agreement” or “ARCA”) and reduced to an available credit of $250 million with the option to increase by an additional $100 million through an accordion feature.
In May 2019, the Company executed a $450 million amended and restated senior secured credit facility (“the third amended and restated credit agreement” or “TARCA”), replacing the ARCA. The TARCA consists of the following:

i)
A $200 million non-revolving term loan ("Term loan") with six equal semi-annual payments commencing June 30, 2020. The term loan was used to redeem in part the Company’s outstanding $600 million 6.125% senior notes due December 2020.

ii)	A $250 million revolving credit facility with a maturity date of June 5, 2023.
As at December 31, 2019, the Company has outstanding EUR 57.6 million and CAD $0.4 million ($64.5 million) in non-financial letters of credit. The non-financial letters of credit were issued to secure certain obligations in connection with the Company's operations and reduce availability under the revolving credit facility by corresponding amounts. Concurrent to the establishment of the facility, $10.7 million of restricted cash was released that had previously been held to secure letters of credit.

(26)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

16. Debt (continued)
The TARCA contains covenants that restrict, among other things, the ability of the Company to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants include a minimum Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). The Company is in compliance with its covenants at December 31, 2019.
Both the term loan and revolving credit facility bear interest at LIBOR plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. The Company’s current interest charges and fees are as follows: LIBOR plus margin of 2.75% on the term loan and any amounts drawn from the revolving credit facility; two thirds the applicable margin (1.8333%) on non-financial letters of credit secured by the revolving credit facility and 0.6875% standby fees on the available and undrawn portion of the revolving credit facility.
The TARCA is secured on a first lien basis by a general security agreement from the Company, the Company's real property in Canada and shares of SG Resources B.V., Tüprag Metal, Eldorado Gold (Greece) BV, Integra Gold Corp. and Integra Gold (Québec) Inc., all wholly owned subsidiaries of the Company.
The term loan is presented net of transaction costs of $2,666 incurred in conjunction with the amendment. The transaction costs will be amortized over the term of the term loan and included in finance costs.
Fees of $3,333 relating to the undrawn revolving credit facility have been recorded in other assets and will be amortized over the term of the TARCA. As at December 31, 2019, the prepaid loan cost was $2,865 (December 31, 2018 – $749).
Unamortized deferred financing costs of $524 relating to the ARCA were expensed as interest and financing costs on the amendment date (note 19(b)).
No amounts were drawn down under the revolving credit facility in 2019 and as at December 31, 2019, the balance is nil.
(c) Senior Notes
On December 10, 2012, the Company completed an offering of $600 million senior notes (“the 2012 notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The 2012 notes paid interest semi-annually on June 15 and December 15.
The 2012 notes were redeemed in whole for cash by the Company on June 12, 2019 using proceeds from the senior secured notes and the TARCA term loan, together with cash on hand. $18,069 of accrued interest was also paid upon redemption. $3,035 of unamortized deferred financing costs relating to the 2012 notes were expensed as interest and financing costs upon redemption (note 19(b)).

(27)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

17. Asset retirement obligations

	Turkey	Canada	Greece	Romania	Brazil	Total

At January 1, 2019	$36,479	$12,215	$40,069	$1,364	$4,016	$94,143
Accretion during the year	981	316	1,090	39	106	2,532
Revisions to estimate	2,330	107	3,704	130	—	6,271
Settlements	(594)	—	(2,213)	—	—	(2,807)
Reclassified to liabilities associated with assets held for sale	—	—	—	—	(4,122)	(4,122)
At December 31, 2019	39,196	12,638	42,650	1,533	—	96,017
Less: Current portion	—	—	(1,782)	—	—	(1,782)
Long term portion	$39,196	$12,638	$40,868	$1,533	$—	$94,235

Estimated undiscounted amount	$48,064	$14,998	$56,467	$2,287	$4,416	$126,232

	Turkey	Canada	Greece	Romania	Brazil	Total

At January 1, 2018	$37,321	$9,453	$47,461	$1,405	$4,044	$99,684
Accretion during the year	896	—	1,035	36	71	2,038
Revisions to estimate	(1,117)	2,762	(3,512)	(77)	(99)	(2,043)
Settlements	(621)	—	(4,915)	—	—	(5,536)
At December 31, 2018	36,479	12,215	40,069	1,364	4,016	94,143
Less: Current portion	—	—	(824)	—	—	(824)
Long term portion	$36,479	$12,215	$39,245	$1,364	$4,016	$93,319

Estimated undiscounted amount	$48,454	$14,989	$65,274	$2,335	$4,121	$135,173

The Company’s asset retirement obligations relate to the restoration and rehabilitation of the Company’s mining operations and projects under development. The expected timing of cash flows in respect of the provision is based on the estimated life of the various mining operations. The increase in the estimate of the obligation in 2019 was mainly due to an update of estimated closure costs at Stratoni, together with lower discount rates.
The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

	Turkey	Canada	Greece	Romania	Brazil
	%	%	%	%	%
At December 31, 2019
Inflation rate	1.8	1.8	1.7 to 1.9	1.9	1.6
Discount rate	1.9	1.9	1.7 to 2.3	2.3	1.6

At December 31, 2018
Inflation rate	2.2 to 2.3	2.2 to 2.3	2.2 to 2.3	2.2 to 2.3	2.2 to 2.3
Discount rate	2.7	2.7	2.5 to 2.9	2.9	2.6

(28)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

17. Asset retirement obligations (continued)
The discount rate is a risk-free rate based on U.S. Treasury bond rates with maturities commensurate with site mine lives. U.S. Treasury bond rates have been used for all of the mine sites as the liabilities are denominated in U.S. dollars and the majority of the expenditures are expected to be incurred in U.S. dollars. Similarly, the inflation rates used in determining the present value of the future net cash outflows are based on U.S inflation rates.
In relation to the asset retirement obligations in Greece, the Company has the following:
a) A €50.0 million Letter of Guarantee to the MEECC as security for the due and proper performance of rehabilitation works committed in relation to the mining and metallurgical facilities of the Kassandra Mines (Olympias, Stratoni and Skouries) and the removal, cleaning and rehabilitation of the old Olympias tailings. This Letter of Guarantee is renewed annually, expires on July 26, 2026 and has an annual fee of 222 basis points.
b) A €7.5 million Letter of Guarantee to the MEECC for the due and proper performance of the Kokkinolakkas Tailings Management Facility, committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Olympias, Stratoni and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 222 basis points.

18. Employee benefit plans

	December 31, 2019	December 31, 2018
Employee benefit plan expense:
Employee Benefit Plan	$2,778	$3,463
Supplemental Pension Plan	(61)	92
	$2,717	$3,555

Actuarial losses recognized in the statement of other comprehensive income (loss) in the period, before tax	$(6,361)	$(1,197)

Cumulative actuarial losses recognized in the statement of other comprehensive income (loss), before tax	$(26,199)	$(19,838)

Defined benefit plans
The Company operates defined benefit pension plans in Canada including a registered pension plan (“the Pension Plan”) and a Supplemental Pension Plan (“the SERP”). During 2012, the SERP was converted into a Retirement Compensation Arrangement (“RCA”), a trust account. As it is a trust account, the assets in the account are protected from the Company’s creditors. The RCA requires the Company to remit 50% of any contributions and any realized investment gains to the Receiver General of Canada as refundable tax.
These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and are made at or in excess of minimum requirements prescribed by legislation.
Eldorado’s plans have actuarial valuations performed for funding purposes. The last actuarial valuations for funding purposes performed for the Pension Plan and the SERP are as of January 1, 2017. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2019.
The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to pre-fund any benefit obligation under the SERP.

(29)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

18. Employee benefit plans (continued)
No contributions were made to the Pension Plan and the SERP during 2019 (2018 – $nil). Cash payments totalling $26,771 were made directly to beneficiaries during the year (2018 – $4,182) from pension plan assets. For the year 2020, no contributions are expected to be made to the Pension Plan and the SERP.
On December 13, 2019, the Company resolved to wind-up the Pension Plan and the SERP.
The wind-up of the Pension Plan is expected to be completed during 2020 and is subject to approval by the Canada Revenue Agency. Any gain or loss on settlement will be recognized in 2020.
The SERP’s defined benefit obligation has been measured as at December 31, 2019 based on the face value of the actual residual lump sum payments expected to be paid to members in 2020. The plan settlement has been measured based on market conditions as at November 30, 2019.
Subsidiaries employee benefit plans
According to the Greek and Turkish labour laws, employees are entitled to compensation in case of dismissal or retirement, the amount of which varies depending on salary, years of service and the manner of termination (dismissal or retirement). Employees who resign or are dismissed with cause are not entitled to compensation. The Company considers this a defined benefit obligation. Amounts relating to these employee benefit plans have been included in the tables in this note under “Employee Benefit Plan” when applicable.
Defined Contribution Plans
The Company operates a defined contribution plan which is only available to certain qualifying employees. The amount of defined contribution pension plan expense for the year ended December 31, 2019 is $404 (2018 –$193). The amount of contributions to the defined contribution plan for the year ended December 31, 2019 is $718 (2018- $nil).
The amounts recognized in the consolidated statement of financial position for all pension plans are determined as follows:

	December 31, 2019			December 31, 2018
	Employee benefit plans	SERP	Total	Employee benefit plans	SERP	Total

Present value of obligations	$(20,182)	$(18,366)	$(38,548)	$(16,239)	$(37,075)	$(53,314)
Fair value of plan assets	1,958	24,610	26,568	1,864	46,195	48,059
Asset (liability) on statement of financial position	$(18,224)	$6,244	$(11,980)	$(14,375)	$9,120	$(5,255)

(30)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

18. Employee benefit plans (continued)
The movement in the present value of the employee benefit obligations over the years is as follows:

	2019			2018
	Employee benefit plans	SERP	Total	Employee benefit plans	SERP	Total

Balance at January 1,	$(16,239)	$(37,075)	$(53,314)	$(16,028)	$(43,956)	$(59,984)
Current service cost	(2,181)	(172)	(2,353)	(2,935)	(269)	(3,204)
Past service cost	—	(97)	(97)	—	(146)	(146)
Interest cost	(669)	(1,447)	(2,116)	(601)	(1,403)	(2,004)
Actuarial gain (loss)	(3,097)	(4,781)	(7,878)	(1,209)	2,512	1,303
Assets distributed on settlement	—	24,430	24,430	—	—	—
Benefit payments	1,576	2,189	3,765	1,066	2,829	3,895
Exchange gain (loss)	428	(1,413)	(985)	3,468	3,358	6,826
Balance at December 31,	$(20,182)	$(18,366)	$(38,548)	$(16,239)	$(37,075)	$(53,314)

The movement in the fair value of plan assets over the years is as follows:

	2019			2018
	Employee benefit plans	SERP	Total	Employee benefit plans	SERP	Total

At January 1,	$1,864	$46,195	$48,059	$2,429	$53,875	$56,304
Interest income on plan assets	72	1,809	1,881	73	1,726	1,799
Actuarial gain (loss)	82	1,435	1,517	(64)	(2,436)	(2,500)
Assets distributed on settlement	—	(24,430)	(24,430)	—	—	—
Benefit payments	(152)	(2,189)	(2,341)	(399)	(2,828)	(3,227)
Exchange gain (loss)	92	1,790	1,882	(175)	(4,142)	(4,317)
At December 31,	$1,958	$24,610	$26,568	$1,864	$46,195	$48,059

The amounts recognized in the consolidated statements of operations are as follows:

	2019			2018
	Employee benefit plans	SERP	Total	Employee benefit plans	SERP	Total

Current service cost	$2,181	$172	$2,353	$2,935	$269	$3,204
Interest cost	669	1,447	2,116	601	1,404	2,005
Past service cost	—	97	97	—	146	146
Loss on settlement	—	32	32	—	—	—
Expected return on plan assets	(72)	(1,809)	(1,881)	(73)	(1,727)	(1,800)
Employee benefit plans expense (recovery)	$2,778	$(61)	$2,717	$3,463	$92	$3,555

(31)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

18. Employee benefit plans (continued)
The actual return on plan assets was a gain of $3,439 (2018 – loss of $685).
The principal actuarial assumptions used were as follows:

	2019				2018
	Employee benefit plans			SERP	Employee benefit plans			SERP
	Greece	Turkey	Canada	Canada	Greece	Turkey	Canada	Canada
	%	%	%	%	%	%	%	%

Expected return on plan assets	—	—	3.9	3.9	—	—	3.4	3.4
Discount rate - beginning of year	1.7	15.0	3.9	3.9	1.7	11.0	3.4	3.4
Discount rate - end of year	0.9	13.0	3.1	3.1	1.7	15.0	3.9	3.9
Rate of salary escalation	2.7	8.2	2.0	2.0	2.8	9.0	2.0	2.0
Average remaining service period of active employees expected to receive benefits	—	—	0.6 years	0.6 years	—	—	1.6 years	1.6 years

Plan Assets
The assets of the employee benefit plan and the amounts deposited in the SERP account are managed by a major investment management company and are invested only in conformity with the investment requirements of applicable pension laws.
The following table summarizes the defined benefit plans’ weighted average asset allocation percentages by asset category:

	December 31, 2019		December 31, 2018
	Employee benefit plans	SERP	Employee benefit plans	SERP
Investment funds
Money market	2%	7%	2%	1%
Canadian fixed income	98%	—%	98%	6%
Canadian equities	—	—%	—	22%
US equities	—	—%	—	10%
International equities	—	—%	—	12%
Other (1)	—	93%	—	49%
	100%	100%	100%	100%

(1)	Assets held by the Canada Revenue Agency in the refundable tax account

The sensitivity of the overall pension obligation to changes in the weighted principal assumptions is:

	Change in assumption	Impact on overall obligation
Discount rate	Increase by 0.5%	Decrease by $1,270
	Decrease by 0.5%	Increase by $1,422
Salary escalation rate	Increase by 0.5%	Increase by $1,199
	Decrease by 0.5%	Decrease by $1,080

(32)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

19. Other income & finance costs

(a) Other income	December 31, 2019	December 31, 2018

Gain on disposal of assets	$656	$130
Interest and other income	3,154	16,151
Income from royalty sale	8,075	—
	$11,885	$16,281

In June 2019, the Company recognized other income of $8,075 from the sale of a 2.5% net smelter return royalty interest ("NSR") on a property in Turkey. The NSR had a carrying value of nil. Consideration for the sale was $8,075, of which $3,075 was received in cash and $5,000 was settled through the transfer of a mineral property licence to the Company in October 2019.

(b) Finance costs	December 31, 2019	December 31, 2018

Asset retirement obligation accretion	$2,532	$2,038
Interest on the senior secured notes	18,087	—
Interest on the term loan	6,611	—
Interest on the 2012 notes	17,525	36,750
Write-off of unamortized transaction costs of 2012 notes and ARCA (note 16(b))	3,559	—
Interest expense on lease liabilities	1,828	407
Other interest and financing costs	3,196	3,192
Redemption option derivative gain (note 16(a))	(4,224)	—
Total finance costs	$49,114	$42,387
Less: Capitalized interest	3,848	36,750
	$45,266	$5,637

During the three months ended March 31, 2019, the Company capitalized $3,848 of interest relating to the 2012 notes in property, plant and equipment at the Lamaque mine while this operation was in the pre-commercial production phase. No interest was capitalized subsequent to March 31, 2019 following the declaration of commercial production at Lamaque mine (Note 4(vi)). No interest on the 2012 notes was capitalized at Skouries in the year ended December 31, 2019 following this operation's transition to care and maintenance. For the year ended December 31, 2018, the Company capitalized $36,750 of interest at Skouries and Lamaque.

(33)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

20. Income taxes
Total income tax expense (recovery) consists of:

	December 31, 2019	December 31, 2018

Current tax expense	$56,350	$32,341
Deferred tax recovery	(16,579)	(118,839)
	$39,771	$(86,498)

Total income tax expense (recovery) attributable to each geographical jurisdiction for the Company is as follows:

	2019	2018

Turkey	$57,518	$45,238
Greece	(14,306)	(129,213)
Canada	(2,727)	(3,415)
Romania	(1,110)	(2,716)
Brazil	249	3,608
Other jurisdictions	147	—
	$39,771	$(86,498)

The key factors affecting income tax expense (recovery) for the years are as follows:

	2019	2018

Earnings (loss) from continuing operations before income tax	$113,456	$(466,129)
Canadian statutory tax rate	27%	27%
Tax expense (recovery) on net earnings (loss) at Canadian statutory tax rate	$30,633	$(125,855)
Items that cause an increase (decrease) in income tax expense:
Foreign income subject to different income tax rates than Canada	(24,608)	(17,498)
Reduction in Greek income tax rate	(7,243)	(24,968)
Non-tax effected operating losses	16,231	12,716
Non-deductible expenses and other items	13,514	14,923
Foreign exchange and other translation adjustments	13,382	36,837
Future and current withholding tax on foreign income dividends	(5,278)	20,000
Other	3,140	(2,653)
Income tax expense (recovery)	$39,771	$(86,498)

(34)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

20. Income taxes (continued)
The change in the Company’s net deferred tax position was as follows:

	2019	2018
Net deferred income tax (asset) liability
Balance at January 1,	$429,929	$549,127
Deferred income tax recovery in the statement of operations	(16,579)	(118,839)
Deferred tax recovery in consolidated statement of OCI	(633)	(359)
Balance at December 31,	$412,717	$429,929

The composition of the Company’s net deferred income tax assets and liabilities and deferred tax expense (recovery) is as follows:

Type of temporary difference	Deferred tax assets		Deferred tax liabilities		Expense (recovery)
	2019	2018	2019	2018	2019	2018

Property, plant and equipment	$—	$—	$498,384	$483,561	$14,823	$(108,501)
Loss carryforwards	42,079	37,245	—	—	(4,834)	(5,788)
Liabilities	31,793	27,321	2,545	—	(1,927)	(2,631)
Future withholding taxes	—	—	—	20,000	(20,000)	20,000
Other items	24,346	19,477	10,006	10,411	(4,641)	(21,919)
Balance at December 31,	$98,218	$84,043	$510,935	$513,972	$(16,579)	$(118,839)

Unrecognized deferred tax assets	2019	2018

Tax losses	$169,498	$160,052
Other deductible temporary differences	30,242	25,242
	$199,740	$185,294

Unrecognized tax losses
At December 31, 2019 the Company had losses with a tax benefit of $169,498 (2018 – $160,052) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

20. Income taxes (continued)
The gross amount of the tax losses for which a tax benefit has not been recorded expire in future years as follows:

Expiry date	Canada	Brazil	Greece	Total

2020	$—	$—	$24,745	$24,745
2021	—	—	10,253	10,253
2022	—	—	7,856	7,856
2023	—	—	17,347	17,347
2024	—	—	38,194	38,194
2025	7,894	—	—	7,894
2026	14,966	—	—	14,966
2027	10,638	—	—	10,638
2028	25,971	—	—	25,971
2029	23,444	—	—	23,444
2030	7,282	—	—	7,282
2031	45,351	—	—	45,351
2032	74,855	—	—	74,855
2033	64,883	—	—	64,883
2034	58,689	—	—	58,689
2035	55,266	—	—	55,266
2036	50,503	—	—	50,503
2037	38,978	—	—	38,978
2038	7,999	—	—	7,999
2039	510	—	—	510
No Expiry	—	31,128	—	31,128
	$487,229	$31,128	$98,395	$616,752

Capital losses with no expiry	$63,483	$—	$—	$63,483

Tax effect of total losses not recognized	$140,087	$5,797	$23,614	$169,498

Deductible temporary differences
At December 31, 2019 the Company had deductible temporary differences for which deferred tax assets of $30,242 (2018 – $25,242) have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The vast majority of these temporary benefits have no expiry date.
Temporary differences associated with investments in subsidiaries
The Company has not recognized deferred tax liabilities in respect of historical unremitted earnings of foreign subsidiaries for which we are able to control the timing of the remittance and are considered reinvested for the foreseeable future. At December 31, 2019, these earnings amount to $788,917 (2018 – $546,403). Substantially all of these earnings would be subject to withholding taxes if they were remitted by the foreign subsidiaries.
Other factors affecting taxation
During 2019 the Turkish Lira weakened, resulting in a deferred income tax expense during the year of $8,099 (2018 – $24,595) due to the decrease in the value of the future tax deductions associated with the Turkish operations. The Company expects that in the future significant foreign exchange movements in the Turkish Lira, Euro or Brazilian Real in relation to the U.S. dollar could cause significant volatility in the deferred income tax expense or recovery.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

21. Share capital
Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At December 31, 2019 there were no non-voting common shares outstanding (December 31, 2018 – nil).
On September 26, 2019, the Company established an at-the-market equity program (the "ATM Program") which allows the Company to issue up to $125 million of common shares from treasury from time to time at prevailing market prices. The volume and timing of distributions under the ATM Program, if any, will be determined at the Company's sole discretion, subject to applicable regulatory limitations. The ATM Program will be effective until September 26, 2021. As at December 31, 2019, 6,104,958 common shares were issued under the ATM Program.

Voting common shares	Number of Shares	Total
As at December 31, 2018 and 2017	158,801,722	$3,007,924
Shares issued upon exercise of share options, for cash	56,644	265
Estimated fair value of share options exercised transferred from contributed surplus	—	103
Shares issued to the public	6,104,958	48,041
Share issuance cost	—	(1,770)
As at December 31, 2019	164,963,324	$3,054,563

22. Share-based payment arrangements
Share-based payments expense consists of:

	December 31, 2019	December 31, 2018

Share options	$3,128	$3,392
Restricted share units with no performance criteria	1,600	1,425
Restricted share units with performance criteria	1,195	175
Deferred units	2,209	(277)
Performance share units	2,264	2,274
	$10,396	$6,989

(i)	Share option plans
Previously, the Company had two share option plans (the “Plans”) approved, as amended and restated, by the shareholders from time to time. On June 21, 2018, shareholders approved the combination of the two previous stock option plans into the Incentive Stock Option Plan (the "Plan") effective as of June 21, 2018 under which share purchase options (“Options”) can be granted to officers, employees and consultants.
The Plan consists of options which are subject to a 5-year maximum term and payable in shares of the Company when vested and exercised. The Plan prohibits the re-pricing of Options without shareholder approval. Options vest at the discretion of the Board of Directors at the time an Option is granted. Options generally vest in three equal and separate tranches with vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date.
As at December 31, 2019, a total of 3,748,454 options (2018 – 3,928,361) were available to grant under the Plan.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

22. Share-based payment arrangements (continued)
Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2019		2018
	Weighted average exercise price Cdn$	Number of options	Weighted average exercise price Cdn$	Number of options
At January 1,	$22.56	5,591,228	$30.18	5,944,510
Granted	5.98	2,387,256	6.20	1,078,797
Exercised	6.20	(56,644)	—	—
Expired	38.96	(697,322)	51.46	(870,904)
Forfeited	21.48	(1,510,027)	26.99	(561,175)
At December 31,	$14.08	5,714,491	$22.56	5,591,228

The weighted average market share price at the date of exercise for share options exercised in 2019 was Cdn$10.43 (2018 - no options exercised).
Options outstanding are as follows:

	December 31, 2019			December 31, 2019
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$5.00 to $5.99	2,097,795	4.2	$5.68	—	—
$6.00 to $6.99	818,003	3.3	6.20	250,703	6.20
$10.00 to $10.99	152,941	4.9	10.40	—	—
$16.00 to $16.99	986,984	1.1	16.10	986,984	16.10
$21.00 to $21.99	20,000	1.8	21.15	13,333	21.15
$22.00 to $22.99	668,396	2.1	22.00	499,293	22.00
$23.00 to $23.99	151,933	2.2	23.18	101,287	23.18
$29.00 to $29.99	2,449	1.4	29.55	2,449	29.55
$33.00 to $33.99	795,990	0.1	33.35	795,990	33.35
$35.00 to $35.99	20,000	—	35.40	20,000	35.40

	5,714,491	2.6	$14.08	2,670,039	$21.87

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

22. Share-based payment arrangements (continued)
The assumptions used to estimate the fair value of options granted during the years ended December 31, 2019 and 2018 were:

	2019	2018
Risk-free interest rate (range) (%)	1.34 – 1.80	1.80 – 2.20
Expected volatility (range) (%)	59 – 63	58 – 64
Expected life (range) (years)	1.98 – 3.98	1.79 – 3.79
Expected dividends (Cdn$)	—	—

The weighted average fair value per stock option granted was Cdn$2.19 (2018 – Cdn$2.32). Volatility was determined based on the historical volatility over the estimated lives of the options.

(ii)	Restricted share units plan
The Company has a Restricted Share Unit plan (“RSU” plan) whereby restricted share units may be granted to senior management of the Company. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000. As at December 31, 2019, 370,549 common shares purchased by the Company remain held in trust in connection with this plan (2018 – 508,127) and have been included in treasury stock within equity on the consolidated statement of financial position.
Currently, the Company has two types of RSUs:
a. RSU with no performance criteria
These RSUs are exercisable into one common share once vested, for no additional consideration. They vest as follows: one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. RSUs with no performance criteria terminate on the third anniversary of the grant date.  All vested RSUs which have not been redeemed by the date of termination are automatically redeemed.  Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board.
A total of 391,092 RSUs with no performance criteria at an average grant-date fair value of Cdn$5.68 per unit were granted during the year ended December 31, 2019 under the Company’s RSU plan. The fair value of each RSU issued is determined based on the quoted market value of the Company's shares on date of grant.
A summary of the status of the RSUs with no performance criteria and changes during the year ended December 31, 2019 is as follows:

	2019	2018
At January 1,	333,119	341,198
Granted	391,092	214,859
Redeemed	(137,594)	(181,491)
Forfeited	(50,287)	(41,447)
At December 31,	536,330	333,119

As at December 31, 2019, 29,111 restricted share units are fully vested and exercisable (2018 – 29,371).

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

22. Share-based payment arrangements (continued)
b. RSU with performance criteria
RSUs with performance criteria vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of RSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period.
A total of 412,473 RSUs with performance criteria were granted during the year ended December 31, 2019 under the Company’s RSU plan. The fair value of each RSU with performance criteria issued is determined based on fair value of the share units on the date of grant which is based on the forward price of the Company's shares and an index consisting of global gold-based securities.
A summary of the status of the RSUs with performance criteria and changes during the year ended December 31, 2019 is as follows:

	2019	2018
At January 1,	152,927	—
Granted	412,473	167,976
Forfeited	(107,902)	(15,049)
At December 31,	457,498	152,927

(iii)	Deferred units plan
The Company has an Independent Directors Deferred Unit plan (“DU Plan”) under which DU’s are granted by the Board from time to time to independent directors (“the Participants”). DUs may be redeemed only on retirement of the independent director from the Board (the “Termination Date”) by providing the redemption notice (“Redemption Notice”) to the Company specifying the redemption date which shall be no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred (the “Redemption Date”). Fifteen (15) trading days after the Redemption Date but no later than December 31 of the first calendar year commencing after the calendar year in which the Termination Date occurred, the Participant shall have the right to receive, and shall receive, with respect to all DUs held at the Redemption Date a cash payment equal to the market value of such DUs as of the Redemption Date.
At December 31, 2019, 362,433 DUs were outstanding (2018 – 234,125) with a fair value of $2,911 (2018 – $686), which is included in accounts payable and accrued liabilities. The fair value of each deferred unit issued is determined as the closing share price of the Company's common shares on the grant date and at each reporting date.
(iv) Performance share units plan
The Company has a Performance Share Unit plan (the “PSU” Plan) whereby PSUs may be granted to senior management of the Company at the discretion of the Board of Directors. Under the plan, PSUs cliff vest on the third anniversary of the grant date (the “Redemption Date”) and are subject to terms and conditions including the achievement of predetermined performance criteria (the “Performance Criteria”). When fully vested the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the achievement of the Performance Criteria. Once vested, at the option of the Company, PSU’s are redeemable as a cash payment equal to the market value of the vested PSUs as of the Redemption Date, common shares of the Company equal to the number of vested PSUs, or a combination of cash and shares equal to the market value of the vested PSUs, for no additional consideration from the PSU holder and to be redeemed as soon as practicable after the Redemption Date.
A total of 264,083 PSUs were granted during the year ended December 31, 2019 under the PSU Plan (2018 – 261,523). The current maximum number of common shares authorized for issuance from treasury under the PSU Plan is 626,000. The fair value of each PSU issued is determined based on fair value of the share units on the date of grant which is based on the forward price of the Company's shares and an index consisting of global gold securities.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

22. Share-based payment arrangements (continued)
Movements in the PSUs during the year ended December 31, 2019 are as follows:

	2019	2018
At January 1,	484,899	381,293
Granted	264,083	261,522
Expired	(129,109)	(118,605)
Forfeited	(8,988)	(39,311)
At December 31,	610,885	484,899

23. Supplementary cash flow information

Changes in non-cash working capital:	December 31, 2019	December 31, 2018

Accounts receivable and other	$6,029	$(1,471)
Inventories	(16,410)	20,775
Accounts payable and accrued liabilities	25,637	(12,876)
	$15,256	$6,428

24. Financial risk management
24.1 Financial risk factors
Eldorado’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk and liquidity risk. Eldorado’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

(i)	Market risk
a.Foreign exchange risk
The Company operates principally in Turkey, Canada, Greece, Romania and Brazil, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.
Eldorado’s cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and other non-current liabilities are denominated in several currencies, and are therefore subject to fluctuation against the U.S. dollar.
The tables below summarize Eldorado’s exposure to the various currencies denominated in the foreign currency at December 31, 2019 and 2018, as listed below. The tables do not include amounts denominated in U.S. dollars.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

24. Financial risk management (continued)

2019	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Romanian lei	British pound	Brazilian real	Barbados bajan
(Amounts in thousands)	$	$	€	TRY	¥	lei	£	R$	$

Cash and cash equivalents	10,204	435	10,692	9,930	60	1,599	371	1,101	16
Marketable securities	4,971	—	—	—	—	—	—	—	—
Accounts receivable and other	13,010	3	8,631	8,923	—	2,767	—	6,356	—
Accounts payable and accrued liabilities	(59,583)	(8)	(47,361)	(109,765)	—	(1,421)	—	(1,639)	—
Other non-current liabilities	(1,520)	—	(11,497)	—	—	—	—	—	—
Net balance	(32,918)	430	(39,535)	(90,912)	60	2,945	371	5,818	16

Equivalent in U.S. dollars	$(25,259)	$302	$(44,213)	$(14,801)	$9	$690	$491	$1,447	$8

2018	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Romanian lei	British pound	Brazilian real	Serbian dinar
(Amounts in thousands)	$	$	€	TRY	¥	lei	£	R$	din

Cash and cash equivalents	19,030	433	6,861	2,664	72	1,904	923	4,539	8,848
Marketable securities	3,509	—	—	—	—	—	—	—	—
Accounts receivable and other	23,672	3	15,552	54,772	—	4,487	—	9,970	8,386
Accounts payable and accrued liabilities	(102,027)	(7)	(34,488)	(44,516)	—	(2,286)	—	(2,941)	(1,004)
Other non-current liabilities	(10,064)	—	(9,191)	(15,877)	—	—	—	—	—
Net balance	(65,880)	429	(21,266)	(2,957)	72	4,105	923	11,568	16,230

Equivalent in U.S. dollars	$(48,292)	$302	$(24,334)	$(562)	$11	$1,010	$1,180	$2,982	$157

Based on the balances as at December 31, 2019, a 1% increase/decrease in the U.S. dollar exchange rate against all of the other currencies on that date would have resulted in a increase/decrease of approximately $805 (2018 – $675) in earnings (loss) before taxes. There would be no effect on other comprehensive income.
Cash flows from operations are exposed to foreign exchange risk, as commodity sales are set in U.S. dollars and a certain amount of operating expenses are in the currency of the country in which mining operations take place.
b.Metal price and global market risk
The Company is subject to price risk for fluctuations in the market price of gold and the global concentrate market. Gold and other metals prices are affected by numerous factors beyond the Company’s control, including central bank sales, demand for concentrate, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand and political and economic conditions.
Worldwide gold and other metals production levels also affect their prices, and the price of these metals is occasionally subject to rapid short-term changes due to speculative activities. From time to time, the Company may use commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals, but has elected not to at this time.
Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices. This includes equity price risk, whereby the Company’s investments in marketable securities are subject to market price fluctuation.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

24. Financial risk management (continued)

c.	Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. The Company's outstanding debt is in the form of senior secured notes with a fixed interest rate of 9.5% and a term loan with a variable rate based on LIBOR. Borrowings under the Company’s revolving credit facility, if drawn, are also at variable rates of interest. Borrowings at variable rates of interest expose the Company to interest rate risk. At December 31, 2019, $200,000 is outstanding under the term loan. A 1% increase in the variable interest rate would result in a $2,000 decrease in net earnings on an annualized basis.

(ii)	Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, term deposits and accounts receivable.
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In accordance with the Company's short-term investment policy, term deposits and short term investments are held with high credit quality financial institutions as determined by rating agencies. The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company's short-term investment policy. The Company monitors the credit ratings of all financial institutions in which it holds cash and investments. The carrying value of $251,135 is the maximum amount exposed to credit risk at December 31, 2019.
Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. While the historical level of customer defaults is negligible, which has reduced the credit risk associated with trade receivables at December 31, 2019, there is no guarantee that buyers, including under exclusive sales arrangements, will not default on its commitments, which may have an adverse impact on the Company's financial performance.

(iii)	Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. Management uses a rigorous planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans. Contractual maturities relating to debt and other obligations are included in note 25. All other financial liabilities are due within one year.
24.2 Capital risk management
Eldorado’s objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the Company's mining projects. Capital consists of all of the components of equity which includes share capital from ordinary shares, contributed surplus, accumulated other comprehensive income (loss), deficit and non-controlling interests.
Eldorado monitors capital on the basis of the debt to capital ratio and net debt to EBITDA. The debt to capital ratio is calculated as debt, including current and non-current debt, divided by capital plus debt. The net debt to EBITDA ratio is calculated as debt, including current and non-current debt, less cash, cash equivalents and term deposits, divided by earnings before interest costs, taxes, depreciation and amortization.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

25. Commitments and Contractual Obligations
The Company’s commitments and contractual obligations at December 31, 2019, include:

	2020	2021	2022	2023	2024 and later	Total

Debt(1)	$66,667	$66,667	$66,666	$—	$300,000	$500,000
Purchase obligations	31,883	431	421	137	137	33,009
Leases	10,673	10,075	4,677	1,944	2,310	29,679
Mineral properties	5,387	5,433	5,443	5,443	18,599	40,305
Asset retirement obligations	1,783	6,113	4,319	59	101,626	113,900
	$116,393	$88,719	$81,526	$7,583	$422,672	$716,893

(1)	Does not include interest on debt.

Debt obligations represent required repayments of principal for the senior secured notes and term loan. Purchase obligations relate primarily to mine development expenditures at Olympias and mine operating costs at Kisladag. Upon adoption of IFRS 16, leases for various assets including equipment, offices and properties that had previously been classified as operating or financing leases under IAS 17 have been combined into a single classification line above. Mineral properties refer to arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resources contained in that land. The table does not include interest on debt.
As at December 31, 2019, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 17,000 dry metric tonnes of zinc concentrate, 2,750 dry metric tonnes of lead/silver concentrate, and 96,000 dry metric tonnes of gold concentrate, during the year ended December 31, 2020.
As at December 31, 2019, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 61,000 dry metric tonnes of gold concentrate through the year ending December 31, 2020.
In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd., a subsidiary of Wheaton Precious Metals (“Wheaton Precious Metals”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometers around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered based on the lesser of $3.90 and the prevailing market price per ounce, adjusted higher by 1% every year. The agreement was amended in October 2015 to provide for increases in the fixed price paid by Wheaton Precious Metals upon completion of certain expansion drilling milestones. 20,000 meters of expansion drilling was reached during the second quarter of 2019 and in accordance with the terms of the agreement, the fixed price has been adjusted by an additional $2.50 per ounce. Accordingly, the fixed price as of July 1, 2019 is equal to $9.27 per ounce.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

26. Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur. As at December 31, 2019, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Eldorado’s consolidated financial position, results of operations or cash flows. Accordingly, no amounts have been accrued as at December 31, 2019.

27. Related party transactions
Key management includes directors (executive and non-executive), officers and senior management. The compensation paid or payable to key management for employee services, including amortization of share based payments, is shown below:

	2019	2018

Salaries and other short-term employee benefits	$5,779	$6,191
Employee benefit plan	301	268
Share based payments	8,643	4,906
Termination benefits	900	1,762
	$15,623	$13,127

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

28. Financial instruments by category
Fair value
The following table provides the carrying value and the fair value of financial instruments at December 31, 2019 and December 31, 2018:

	December 31, 2019		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Fair value through OCI
Marketable securities	$3,828	$3,828	$2,572	$2,572
Fair value through profit and loss
Settlement receivables	34,461	34,461	5,243	5,243
Redemption option derivative asset	5,597	5,597	—	—
Amortized cost
Cash and cash equivalents	177,742	177,742	286,312	286,312
Term deposit	3,275	3,275	6,646	6,646
Restricted cash	3,100	3,100	13,745	13,745
Other receivables and deposits	23,171	23,171	40,574	40,574
Other assets	9,386	9,386	3,924	3,924
Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	$139,104	$139,104	$140,878	$140,878
Debt, excluding derivative asset	485,329	524	595,977	549,606

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
Assets measured at fair value as at December 31, 2019 include marketable securities of $3,828 (December 31, 2018 – $2,572), comprised of publicly-traded equity investments classified as fair value through other comprehensive income, settlement receivables of $34,461 (December 31, 2018 - $5,243) arising from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss, and a derivative asset of $5,597 related to redemption options associated with the senior secured notes classified as fair value through profit and loss. Changes in the fair value of settlement receivables are recorded in revenue and changes in the fair value of the redemption option derivative asset are recorded in finance costs. No liabilities are measured at fair value on a recurring basis as at December 31, 2019.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

28. Financial instruments by category (continued)
The fair value of financial instruments traded in active markets is based on quoted market prices at date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. The Company's marketable securities are included in Level 1. Instruments included in Level 2 comprise settlement receivables, the redemption option derivative asset and the fair market value of the Company's senior secured notes (note 16a). The fair value of settlement receivables is determined based on forward metal prices for the quotational period; the fair value of the Company's redemption option derivative asset is based on models using observable interest rate inputs and the fair value of the Company's senior secured notes in note 16 is based on observable prices in inactive markets. The fair value of the term loan is $200 million based on current market rates of interest and the Company's credit risk premium and represents a Level 2 fair value measurement. For all other financial instruments, carrying amounts approximate fair value.

29. Revenue
For the year ended December 31, 2019, revenue from contracts with customers by product and segment was as follows:

	Turkey	Greece	Canada	Total

Gold revenue - doré	$196,590	$—	$124,760	$321,350
Gold revenue - concentrate	149,841	57,419	—	207,260
Silver revenue - doré	1,191	—	522	1,713
Silver revenue - concentrate	2,793	14,795	—	17,588
Lead concentrate	—	24,943	—	24,943
Zinc concentrate	—	43,067	—	43,067
Revenue from contracts with customers	$350,415	$140,224	$125,282	$615,921
Gain (loss) on revaluation of derivatives in trade receivables	1,970	(68)	—	1,902
	$352,385	$140,156	$125,282	$617,823

For the year ended December 31, 2018, revenue from contracts with customers by product and segment was as follows:

	Turkey	Greece	Total

Gold revenue - doré	$220,382	$—	$220,382
Gold revenue - concentrate	123,960	41,611	165,571
Silver revenue - doré	1,245	—	1,245
Silver revenue - concentrate	2,941	7,296	10,237
Lead concentrate	—	21,625	21,625
Zinc concentrate	—	39,564	39,564
Revenue from contracts with customers	$348,528	$110,096	$458,624
Gain on revaluation of derivatives in trade receivables	—	392	392
	$348,528	$110,488	$459,016

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

30. Production costs

	2019	2018

Labour	$100,908	$70,336
Fuel	12,931	16,454
Reagents	29,871	49,222
Electricity	16,330	13,864
Mining contractors	30,162	14,782
Operating and maintenance supplies and services	89,828	62,544
Site general and administrative costs	42,919	33,614
Royalties, production taxes and selling expenses	11,890	8,629
	$334,839	$269,445

31. Earnings per share
The weighted average number of ordinary shares for the purposes of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	2019	2018

Weighted average number of ordinary shares used in the calculation of basic earnings per share	158,856	158,509
Dilutive impact of share options	—	—
Dilutive impact of restricted share units	526	—
Dilutive impact of performance share units and restricted share units with performance criteria	2,157	—

Weighted average number of ordinary shares used in the calculation of diluted earnings per share	161,539	158,509

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

32. Disposal group held for sale
In June 2019, management committed to a plan to sell its Vila Nova iron ore mine in Brazil, which was placed on care and maintenance in late 2014 pending a recovery in iron ore prices. Accordingly, the mine is presented as a disposal group held for sale.
Efforts to sell the disposal group are underway and a sale is expected within the next twelve months. As at December 31, 2019, the disposal group was stated at fair value less costs to sell and comprised the following assets and liabilities.

December 31, 2019

Cash	$67
Accounts receivable and other	714
Property, plant and equipment and iron ore inventory	11,690
Assets held for sale	$12,471

Accounts payable and accrued liabilities	$24
Asset retirement obligations	4,233
Liabilities associated with assets held for sale	$4,257

Impairment charges of $34,443 were applied to Vila Nova property, plant and equipment and iron ore inventory in 2015, reducing the carrying value to $nil. As a result of the plan to sell Vila Nova, the Company recorded an impairment reversal of $11,690 in June 2019 to record the property, plant and equipment and iron ore inventory at its estimated fair value of $9,000. At December 31, 2019, the fair value of the disposal group was reduced to $8,214, corresponding to a decrease in working capital. The fair value measurement for the disposal group has been categorized as a Level 3 fair value based on the expected consideration of a sale.

33. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or "CODM") in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at December 31, 2019, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Canada reporting segment includes the Lamaque mine and exploration activities in Canada. The Greece reporting segment includes the Olympias and Stratoni mines, the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

33. Segment information (continued)
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the different reporting segments share similar economic characteristics and have been aggregated accordingly.

2019	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$352,385	$125,282	$140,156	$—	$—	$—	$617,823
Production costs	137,080	50,733	147,026	—	—	—	334,839
Depreciation and amortization	63,949	47,659	41,510	—	—	—	153,118
Earnings (loss) from mine operations	$151,356	$26,890	$(48,380)	$—	$—	$—	$129,866

Other significant items of income and expense
Reversal of impairment (note 12)	$(85,224)	$—	$—	$—	$(11,690)	$—	$(96,914)
Write-down of assets	105	—	6,177	16	—	—	6,298
Exploration and evaluation expenses	2,593	1,905	3,223	4,887	381	1,654	14,643
Income tax expense (recovery)	57,518	(2,727)	(14,305)	(1,110)	249	146	39,771

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$62,887	$75,328	$39,349	$24	$3,476	$39	$181,103
Capitalized interest	—	3,848	—	—	—	—	3,848

Information about assets and liabilities
Property, plant and equipment	$791,354	$606,274	$2,067,719	$415,150	$204,419	$3,286	$4,088,202
Goodwill	—	92,591	—	—	—	—	92,591
	$791,354	$698,865	$2,067,719	$415,150	$204,419	$3,286	$4,180,793

Debt, including current portion	$—	$—	$—	$—	$—	$479,732	$479,732

* Presented on an accrual basis, net of pre-commercial production proceeds and excludes asset retirement adjustments.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and December 31, 2018
(In thousands of U.S. dollars, unless otherwise stated)

33. Segment information (continued)

2018	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$348,528	$—	$110,488	$—	$—	$—	$459,016
Production costs	174,081	—	95,364	—	—	—	269,445
Depreciation and amortization	75,854	—	29,424	—	—	454	105,732
Earnings (loss) from mine operations	$98,593	$—	$(14,300)	$—	$—	$(454)	$83,839

Other significant items of income and expense
Impairment loss on property, plant and equipment	$117,570	$—	$330,238	$—	$—	$—	$447,808
Exploration and evaluation expenses	840	103	15,947	13,499	1,728	1,725	33,842
Income tax expense (recovery)	45,238	(3,415)	(129,213)	(2,716)	3,608	—	(86,498)

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$68,737	$189,867	$61,716	$419	$6,612	$802	$328,153
Capitalized interest	—	13,160	23,590	—	—	—	36,750

Information about assets and liabilities
Property, plant and equipment	$721,449	$582,895	$2,063,798	$416,197	$203,075	$1,062	$3,988,476
Goodwill	—	92,591	—	—	—	—	92,591
	$721,449	$675,486	$2,063,798	$416,197	$203,075	$1,062	$4,081,067

Debt	$—	$—	$—	$—	$—	$595,977	$595,977

* Presented on an accrual basis, net of pre-commercial production proceeds and excludes asset retirement adjustments.

The Turkey segment derives its revenues from sales of gold and silver. The Greece segment derives its revenue from sales of gold, silver, zinc and lead concentrates. The Canadian segment derives its revenue from sales of gold and silver. For the year ended December 31, 2019, revenue from two customers of the Company’s Turkey segment represents approximately $280,092 of the Company’s total revenue. Revenue from one customer of the Company’s Canadian segment represents approximately $122,160 of the Company’s total revenue.

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